Exhibit 99.1

Uranium Royalty Corp. Added to the Global X Uranium ETF

Vancouver, British Columbia – August 3, 2021 – Uranium Royalty Corp. (NASDAQ: UROY; TSX-V: URC) (“URC” or the “Company”) is pleased to announce that the Company has been added to the Global X Uranium ETF as part of the bi-annual index rebalancing. The Global X Uranium ETF is one of the most important uranium and nuclear industry indexes globally.

URC is the only pure-play uranium royalty company. The Company is focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt, and equity investments in uranium companies, as well as through holdings of physical uranium.

URC’s CEO, Scott Melbye, said: “The addition of URC to the Global X Uranium ETF is an important recognition of the value and growth potential of our royalty business model and comes at a time at which investors are seeking exposure to green, carbon-free nuclear energy through uranium equities.”

“The global mega-trend towards the rapid decarbonization of our energy sector clearly plays into nuclear energy’s strengths. Meanwhile, the improving uranium supply and demand fundamentals, driven by strong demand growth and substantial rationalization of global production, should drive a potential recovery of uranium prices in the short-term.”

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt, and equity investments in uranium companies, as well as through holdings of physical uranium.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Forward Looking Information

Certain statements in this news release may constitute “forward-looking information”, including those regarding the Company’s expectations regarding uranium markets. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange (the “TSX-V”) nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.